Exhibit 99.1

GSX Announces Mr. Larry Xiangdong Chen’s Share Purchase Plan of up to US$50 Million Shares

BEIJING, China, March 30, 2021 — GSX Techedu Inc. (NYSE: GSX) (“GSX” or the “Company”), a leading online K-12 large-class after-school tutoring service provider in China, today announced that Mr. Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, intends to use his personal funds to purchase up to US$50 million of the Company’s shares over the next 12 months. Mr. Larry Xiangdong Chen currently has not pledged any of his equity interest in the Company as security or collateral to any third party.

In May 2020, the Company’s board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$150 million of its shares, effective until May 6, 2022. As of March 30, 2021, the Company had repurchased US$39.8 million of its shares under the share repurchase program. The Company is still authorized to use the remaining quota for repurchase within the term of the plan.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates, ” “future, ” “intends, ” “plans, ” “believes, ” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and GSX undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About GSX Techedu Inc.

GSX is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. GSX offers K-12 courses covering all primary and secondary grades through the brand Gaotuketang as well as foreign language, professional and interest courses through the brand Genshuixue. GSX adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

For further information, please contact:

GSX Techedu Inc.

Ms. Sandy Qin, CFA

E-mail: ir@genshuixue.com

Christensen

In China

Mr. Andrew MclLeod

Phone: +852-2232-3941

E-mail: gsx@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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